Exhibit 18

Preferability Letter from Independent Registered Public Accounting Firm

Regarding Change in Accounting Principle

LETTER ON CHANGE IN ACCOUNTING PRINCIPLES

March 26, 2012

Board of Directors

Veramark Technologies, Inc.

1565 Jefferson Road, Suite 120

Rochester, New York 14623

Dear Directors:

As stated in Note 1 to the financial statements of Veramark Technologies, Inc. for the year ended December 31, 2011, the Company changed its method of accounting for actuarial gains and losses for pension and other postretirement benefits. The change in method of recognizing actuarial gains and losses is from a method that recognizes such gains and losses in stockholders’ equity in the period incurred and amortizes them as a component of net periodic benefit cost in future periods to a method that recognizes actuarial gains and losses in the statement of operations in the period incurred. It should be understood that preferability of one acceptable method of accounting over another for pension costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents the adoption of a preferable accounting principle in the Company’s circumstances.

Very truly yours,

/s/ EFP Rotenberg, LLP

EFP Rotenberg, LLP